SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 3, 2008

VIA EDGAR AND FAX

Re:

Correspondence from SEC Staff dated

December 17, 2007 regarding

ITT Corporation

Definitive 14A

Filed April 4, 2007

File No. 001-05672

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Hanna T. Teshome, Esq.

Dear Ms. Teshome:

On behalf of ITT Corporation (the “Company”), I am writing to confirm that the Securities and Exchange Commission (the “SEC”) will take no exception to the request by the Company in our telephone conversation yesterday for an extension from January 7, 2008 to January 28, 2008 for the Company to respond to the comments contained in the letter from the SEC staff to the Company dated December 17, 2007.

Please do not hesitate to contact me at (212) 455-2661 should you have any questions regarding this matter.

Very truly yours,

/s/ Francis C. Marinelli

Francis C. Marinelli

cc:  Katleen S. Stolar
      ITT Corporation